EXHIBIT 4

David E. Rosewater 212.756.2208	Writer's E-mail Address David.Rosewater@srz.com

April 9, 2013

Via Electronic Mail and FedEx

Hogan Lovells US LLP

Columbia Square

555 Thirteenth Street, NW

Washington, D.C. 20004

Att:     Joseph E. Gilligan

Re:     Nomination of Directors to the Board of VIVUS, Inc.

Dear Mr. Gilligan:

I am writing in response to your letter dated April 2, 2013 (the "April 2 Letter") with respect to the request by the Nominating and Governance Committee (the "Committee") of the board of directors (the "Board") of VIVUS, Inc. (the "Company") that it be given the opportunity to interview each of the six candidates (the "Nominees") nominated by an affiliate of our client, First Manhattan Co. ("FMC"), for election to the Board at the Company's 2013 annual meeting of stockholders (the "Annual Meeting"). FMC is pleased that the Committee desires to interview the Nominees, as they are convinced that the VIVUS stockholders will find them to be highly qualified and accomplished individuals of the highest caliber with the skills and experience necessary to lead the Company in this critical time.

FMC is willing to make the Nominees available for interview by the Committee, and the Nominees are likewise willing to undertake the interviews and provide the Committee with completed copies of the Company's director nominee questionnaire, in each case, as requested in the April 2 Letter. However, prior to complying with such requests, FMC wants to be certain that such interviews and questionnaires would be part of a serious evaluation of our Nominees and their qualifications, as compared to those of the incumbent directors, and not merely a delaying tactic as part of a plan to postpone the Annual Meeting and disrupt the timely exercise of stockholder voting rights. Therefore, FMC hereby requests that the Company confirm and publicly announce the date of the Annual Meeting, to be no later than June 30, 2013, and confirm that the Annual Meeting will not be further delayed without the mutual written agreement of FMC and the Company. Should the Company agree to the foregoing request, please have the Company countersign this letter below and provide us with a proposed timeline of nominee interviews and related events. We request that the interview process be completed by April 21, 2013.

If the Company is unwilling to agree to the foregoing request, we will be forced to conclude that the Committee's interview request is not part of a serious evaluation of our Nominees but rather part of a plan to avoid a timely stockholder vote.

If the Committee is serious in its desire to work constructively in this process, it is important that it, and the Board, keep in mind that our client is convinced that it is necessary and appropriate for its Nominees to be elected to the Board, and firmly believes that VIVUS stockholders will agree.

Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2208 or Marc Weingarten at (212) 756-2280.

Very truly yours,

/s/ David E. Rosewater
David E. Rosewater

cc:	Linda M. Dairiki Shortliffe, M.D.
Chair, Nominating and Governance Committee of VIVUS, Inc.
John L. Slebir, Esq.
Vice President, Business Development and General Counsel of VIVUS, Inc.
Michael James Astrue
Jon C. Biro
Samuel F. Colin
Johannes J.P. Kastelein
David York Norton
Herman Rosenman
Rolf Bass
Melvin L. Keating

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Each of the undersigned agree to the terms of the foregoing letter.

FIRST MANHATTAN CO.

By: FIRST MANHATTAN LLC, General Partner

By:	/s/ Neal K. Stearns
Name: Neal K. Stearns
Title: Managing Member

VIVUS, INC.

By:
Name: Leland F. Wilson
Title: Chief Executive Officer

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